

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

> **Re: Smart Share Global Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Correspondence Filed February 13, 2023**
> **File No. 001-40298**

Dear Mars Guangyuan Cai:

We have reviewed your February 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Correspondence filed February 13, 2023

Introduction, page 1

1.   We note your response to comment 1 and reissue in part. In future filings, please revise your definition of "China" and "PRC" to state that the legal and operation risks associated with operating in China also apply to operations in Hong Kong, as PRC regulations that may not be currently applicable to Hong Kong companies may become applicable given the PRC's oversight of that region.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li